Mark E. Crone Managing Partner mcrone@cronelawgroup.com

December 12, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation Form 10-K for the Fiscal Year Ended January 31, 2024 Filed May 15, 2024 Form 8-K Filed October 8, 2024 File No. 333-108715

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) this correspondence in response to the comments of the staff (the “Staff”), dated December 5, 2024, with reference to the Company’s Form 10-K filed with the Commission on May 15, 2024 and Form 8-K filed with the Commission on October 8, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended January 31, 2024

Item 2. Properties, page 7

1.	We note your response to comments prior 1 and 2. Please provide your proposed Form 10-K revisions in your next response.

Response: The Company respectfully advises the Staff, after speaking with various accounting officials, that the Company believes the F-page amendments are not significant and, therefore, are not material. The Company does not believe an amended 10-K is warranted here. Additionally, the S-1, as well as the Form 10-Q which will be filed, address the Staff’s comments and provide clarity and updated disclosure.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

2.	We note your responses to prior comments 6 and 10. In this regard, we note that Convertible notes and Bond liabilities at December 31, 2022 in the ICUMO unaudited financial statements in the Form 8-K/A filed on February 14, 2023 were $3,674,000 and $100,000, respectively. However, in the Form 10-Q for the period ended April 30, 2023 filed June 14, 2023. Convertible notes and Bond liabilities at January 31, 2023 are $218,429 and $3,135,000, respectively, reflecting the merger and application of reverse merger accounting. Please explain the significant difference in the values from the December 31, 2022 financial statements of ICUMO to those values in the January 31, 2023 financial statements of the Company.

Response: The Company filed Form 8-K/A on February 14, 2023, whereas the Company had identified these notes as “convertible” when several of the notes contained no such conversion features. This information was provided in Note 6 to the December 31, 2022, unaudited financial statements on page 13 which included the terms of these notes of which there was only $325,000 of convertible notes.

For the Form 10-Q filed June 14, 2023, for the period ended April 30, 2023, the Company detected this error and appropriately reclassified the note balances which were not convertible to “Bond Liabilities” which was the financial statement description selected by management for these notes. In essence, this is a reclassification due to an error in the unaudited and unreviewed information presented in the Form 8-K/A filed on February 14, 2023.

Note 4 – Convertible Notes, page F-12

3.

We note your responses to prior comments 4 and 5. Please provide us with rollforward schedules for each of the years ended January 31, 2024 and 2023. The rollforward schedules should begin with the balance of convertible notes as of February 1, 2022 through to the ending balance as of January 31, 2023 and continue to the ending balance as of January 31, 2024. In these rollforward schedules, please show dates and amounts of each convertible note issue during these two years. In addition, show any discounts associated with each convertible note and other applicable reconciling items with clear explanations. The total of the balances should match to the amounts presented in the balance sheets as of January 31, 2023 and 2024.

Response: The Company has prepared the requested roll forward schedule as attached in Exhibit 1.

If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky, Chief Executive Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

EXHIBIT 1

Convertible Notes

Rollforward

February 1, 2022 - July 31, 2024

	Fiscal Year 2023								Fiscal Year 2024					Fiscal Year 2025
	Net	Reissued	New Issues	New Issues	New Issues,	Principal	Discounts	Net	New		Principal	Discounts	Net	Conversions
	Balance	Notes	Principal	Discounts	Net	Balance	Balance	Balance	Issue	Discounts	Balance	Balance	Balance	Principal	Balance	Balance	Balance
	2/1/2022	1/23/2023	1/23/2023	1/23/2023	1/23/2023	1/31/2023	1/31/2023	1/31/2023	5/8/2023	5/8/2023	1/31/2024	1/31/2024	1/31/2024	4/5/2024	4/5/2024	4/30/2024	7/31/2024
Steven Rudofsky	$125,000	$125,000		$-	$-	$125,000		$125,000	$-	$-	$125,000		$125,000	$125,000	$-	$-	$-
Feehan Partners. LP	$87,334	$87,334		$-	$-	$87,334		$87,334	$-	$-	$87,334		$87,334	$87,334	$-	$-	$-
The Jeffrey V. and Karin R. Hembrock Revocable Trust	$-	$-	$100,000	$100,000	$-	$100,000	$99,111	$889	$-	$-	$100,000	$59,111	$40,889	$100,000	$-	$-	$-
The Gaitonde Living Trust, Girish Gaitonde Trustee	$-	$-	$100,000	$100,000	$-	$100,000	$99,111	$889	$-	$-	$100,000	$59,111	$40,889	$100,000	$-	$-	$-
Corey Redfield	$-	$-	$50,000	$50,000	$-	$50,000	$49,556	$444	$-	$-	$50,000	$29,556	$20,444	$50,000	$-	$-	$-
PV Partners, LP	$-	$-	$75,000	$75,000	$-	$75,000	$74,333	$667	$-	$-	$75,000	$44,333	$30,667	$75,000	$-	$-	$-
Shaun Dykes	$-	$-	$30,000	$30,000	$-	$30,000	$29,733	$267	$-	$-	$30,000	$17,733	$12,267	$30,000	$-	$-	$-
Patricia Czerniej	$-	$-	$30,000	$30,000	$-	$30,000	$29,733	$267	$-	$-	$30,000	$17,733	$12,267	$30,000	$-	$-	$-
James Dykes	$-	$-	$30,000	$30,000	$-	$30,000	$29,733	$267	$-	$-	$30,000	$17,734	$12,266	$30,000	$-	$-	$-
Jason Czerniej	$-	$-	$30,000	$30,000	$-	$30,000	$29,733	$267	$-	$-	$30,000	$17,733	$12,267	$30,000	$-	$-	$-
Louise Dykes	$-	$-	$30,000	$30,000	$-	$30,000	$29,734	$266	$-	$-	$30,000	$17,734	$12,266	$30,000	$-	$-	$-
Andrew Brodkey	$-	$-	$98,000	$98,000	$-	$98,000	$97,129	$871	$-	$-	$98,000	$57,929	$40,071	$98,000	$-	$-	$-
Feehan Partners, LP	$-	$-	$112,666	$112,666	$-	$112,666	$111,665	$1,001	$-	$-	$112,666	$66,598	$46,068	$112,666	$-	$-	$-
Gil Atzmon	$-	$-	$-	$-	$-	$-	$-	$-	$101,200	$52,233	$101,200	$35,157	$66,043	$101,200	$-	$-	$-
Jon Powell	$-	$-	$-	$-	$-	$-	$-	$-	$100,000	$51,613	$100,000	$34,739	$65,261	$100,000	$-	$-	$-

Total	$212,334	$212,334	$685,666	$685,666	$-	$898,000	$679,571	$218,429	$201,200	$103,846	$1,099,200	$475,201	$623,999	$1,099,200	$-	$-	$-

Per Balance Sheet								$218,429					$623,999		$-	$-	$-